UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Asia Entertainment & Resources Ltd. (the “Company”) previously announced that its Board of Directors authorized a regular semi-annual cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”), and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six-month dividend described above, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

On March 19, 2012, the Company issued a press release announcing that beginning with the 2012 Six Month Dividend, the regular semi-annual dividend will be increased to $0.12 per outstanding ordinary share. The Annual Dividend has not been modified.

The press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 19, 2012

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 19, 2012	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 19, 2012

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